United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of March 2009

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Minera Andes Inc.

Suite A, 111 East Magnesium Road

Spokane, Washington

99208

Item 2

Date of Material Change

The material change occurred on March 13, 2009.

Item 3

News Release

A News Release was disseminated by CNW Group, CNW News Wire Ltd., Vancouver, British Columbia, on March 17, 2009.

Item 4

Summary of Material Change

On March 13, 2009, Mr. James K. Duff was appointed Chief Operating Officer of Minera Andes Inc. (the “Corporation” or “Minera Andes”).

Item 5.1

Full Description of Material Change

On March 13, 2009, Mr. James K. Duff was appointed Chief Operating Officer of  Minera Andes.

Please refer to the news release of the Corporation dated March 17, 2009 attached hereto as Schedule “A” for further details.

Item 5.2

Disclosure for Restructuring Transactions

Not applicable

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7

Omitted Information

Not applicable

Item 8

Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report and who can be contacted is Allen Ambrose, President and Chief Executive Officer at (509) 921-7322.

Item 9

Date of Report

March 23, 2009

SCHEDULE “A”

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES SELECTS CHIEF OPERATING OFFICER

SPOKANE, WASHINGTON – MARCH 17, 2009 – Minera Andes Inc. (TSX: MAI and USOTC: MNEAF) is pleased to announce that James K. Duff has joined Minera Andes as Chief Operating Officer. Mr. Duff has more than 30 years of diverse international mining experience in the U.S., Canada, South America, Australia and New Zealand.

A professional geologist, Mr. Duff most recently served at Coeur d’Alene Mines Corporation for 18 years in successively responsible positions including Vice President of Business Development and most recently President of South American Operations. In the latter position he was responsible for Coeur’s underground gold and silver mining operations in Chile and Argentina and the development and start-up of the 5,000 ton per day San Bartolomé silver mine in Bolivia.

Allen V. Ambrose, President and CEO of Minera Andes said “At this time in Minera Andes’ development, Jim’s mining industry, business management and Latin American experience combine for an excellent fit. Our co-owned San Jose gold/silver mine has just experienced a doubling in its production rate. Our Los Azules copper discovery is also advancing as a business venture as well as a potentially promising copper project. His ongoing daily experience in hardrock mining projects, business expertise and fluency in Spanish will be beneficial as we grow Minera Andes.”

Mr. Duff holds a bachelor’s degree in geology from the University of Nevada, and a master’s degree from the University of Idaho. He has completed graduate studies in international management at the Whitworth University School of Global Commerce and Management in Spokane and the Program for Management Development at the Harvard School of Business.  He is a Past President and honorary Life Member of the Northwest Mining Association and a Registered Professional Geologist.

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Corporation holds approximately 304,000 acres of mineral exploration land in Argentina. Minera Andes holds a 49 percent interest in the San Jose Project, an operating gold and silver mine. Minera Andes is also exploring the Los Azules copper project in San Juan province, where an exploration program has defined a resource and a preliminary assessment has been completed. Other exploration properties, primarily silver and gold, are being evaluated in southern Argentina. The corporation presently has 230,518,851 common shares issued and outstanding.

This news release is submitted by Allen V. Ambrose, President and CEO of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain forward-looking statement and information.  The forward-looking statements and information express, as at the date of this press release, the Corporation's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements.  Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President and Chief Executive Officer

Dated:  March 23, 2009